                                                                        (PHOTOS)


                   110 YEARS OF INNOVATIVE FINANCIAL SOLUTIONS

                                  West Bancorporation, Inc. | 2003 Annual Report

                                                      (WEST BANCORPORATION LOGO)


                                                                        (PHOTOS)

2

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

FINANCIAL HIGHLIGHTS                    (dollars in thousands, except per share)

                                                 2003              2002              2001              2000              1999
                                             ------------      ------------      ------------      ------------      ------------
YEAR-END BALANCES
         Assets                              $  1,000,612      $    886,116      $    815,970      $    827,876      $    775,972
         Loans                                    599,355           488,453           493,399           500,079           474,076
         Non-performing loans                       1,793             1,899             1,274             1,171             1,019
         Deposits                                 705,074           613,099           571,730           547,283           541,962
         Stockholders' equity                      92,896            85,824            79,012            70,845            61,125

AVERAGE BALANCES
         Assets                                   932,907           837,938           837,798           812,411           729,090
         Loans                                    531,033           482,013           495,825           489,598           434,131
         Deposits                                 608,544           568,625           547,247           513,296           497,291
         Stockholders' equity                      88,742            81,904            74,977            63,872            61,033

RESULTS OF OPERATIONS
         Net interest income                       32,322            30,990            29,662            27,560            28,372
         Provision for loan losses                    850               910             1,063             1,190               290
         Noninterest income                         9,305             6,614             6,314             5,678             4,852
         Noninterest expense                       14,694            11,220            10,480             9,596             9,515
         Income before taxes                       26,083            25,474            24,433            22,452            23,419
         Net income                                17,283            16,376            15,736            14,416            14,953

PER COMMON SHARE
         Net income                                  1.08              1.02              0.98              0.90              0.93
         Dividend                                    0.64              0.62              0.60              0.58              0.53
         Book value                                  5.78              5.34              4.92              4.41              3.81
         Closing price                              17.28             15.18             11.80             11.13             13.19

RATIOS
         Return on average equity                   19.48%            19.99%            20.99%            22.57%            24.50%
         Return on average assets                    1.85%             1.95%             1.88%             1.77%             2.05%
         Efficiency ratio                           34.78%            29.19%            28.23%            27.98%            27.96%
         Net interest margin                         3.77%             3.97%             3.81%             3.62%             4.17%
         Average equity as %
            of average assets                        9.51%             9.77%             8.95%             7.86%             8.37%
         Allowance for loan losses
            as % of average loans                    1.13%             0.93%             0.86%             0.86%             0.93%
         Net charge-offs as %
            of average loans                         0.05%             0.14%             0.21%             0.21%             0.03%
         Nonperforming loans
            as % of loans                            0.30%             0.39%             0.26%             0.23%             0.21%

SHAREHOLDER'S
                    LETTER

Dear Shareholders:

     In my first annual letter to you, I am pleased to report that 2003 was another good year. Net income for the Company was $17,283,000 or $1.08 per share, up from $16,376,000 or $1.02 per share in 2002. Return on average equity was 19.48% and return on average assets was 1.85%. The efficiency ratio was 34.78%.

     2003 was a notable year for the Company and West Bank. In July we completed our first acquisition of a bank when we purchased the assets of Hawkeye State Bank in Iowa City. This transaction brought us two offices in Iowa City, a number of very talented employees and a new customer base in a vibrant growing part of Iowa with a stable business climate. The banking market in Iowa City is highly competitive which creates new challenges in our depository and lending businesses but allows us to expand the best practices of West Bank outside the Des Moines metropolitan market.

     On October 1, our newly formed, wholly-owned subsidiary and registered investment advisor, WB Capital Management Inc., completed the purchase of VMF Capital which was an independently-owned, Iowa-based asset manager. VMF Capital provides domestic equity and fixed income money management for individuals, non-profits and business enterprises. This acquisition is another step in the expansion of the financial solutions available to our customers by providing professional management of their investment assets.

     In December, we created The West Bancorporation Foundation. The Foundation is a non-profit charitable foundation that will be the vehicle we use to make charitable contributions in the communities we serve. The initial funding for the Foundation was the result of a tragic event that occurred at West Bank last fall. On October 16, an officer of the bank died while attending a charitable function at the main bank. The proceeds of the "bank owned life insurance" related to our officer's death were deposited with the Foundation and will be used for future contributions to causes that enhance the lives of children and families.

     Two people whose insight and direction helped make the Company and West Bank what it is today will retire from the board of directors this year. David
L. Miller retired from the West Bank board of directors on January 1, 2004 and will retire from the Company's board of directors at the annual meeting on April
15. Raymond G. Johnston, who retired from the West Bank board on May 14, 2003, will also retire from the Company's board of directors at the annual meeting.

     Ray Johnston joined West Bank in 1984 as senior vice president. He became executive vice president in 1986 and remained in that position until 1996. Mr. Johnston joined the West Bank and Company boards in 1986.

     Dave Miller joined West Bank in 1961, becoming president in 1968 and chairman in 1978. He began phasing into retirement when he retired as chairman and chief executive officer of West Bank in 2001, and as chairman, president and chief executive officer of the Company in early 2003. Dave Miller has been a friend and mentor to me for the past twenty years. His advice and counsel have been invaluable. Fortunately for the Company and me, he will continue to consult with us into the future.

     Even though our accomplishments rank us among the top performing community banks in the nation we are not satisfied with our 2003 performance and believe we can improve. We will continue our long-term focus on building customer relationships and providing financial solutions despite the temptation to enter into transactions for short-term gain. Our loan portfolio and deposit base will have steady growth without resorting to lower credit quality or excessive pricing. We intend to maintain high credit quality and short duration in our bond portfolio. Each of these decisions position us for the improvement in the economy we expect will occur in 2004.

     Community banks will need ways to distinguish themselves from other financial institutions to successfully compete in the marketplace and grow. In 2003, we began a strategic planning process that will guide us in future years to ensure that we are delivering the financial solutions at the locations and through the delivery methods our customers require.

     We are excited about 2004. The economic recovery that is underway, while slow and fragile, will benefit both our customers and us. We are well prepared for the inevitable increase in interest rates likely to occur later in the year. The ongoing uncertainty that must concern all of us is the level of international unrest and the irrationality of the terrorist mind. Either of these issues could make 2004 a challenging year.

     Our employees continue to be our single most important asset. All of us look forward to delivering exceptional service and financial solutions to our customers, and providing the financial results you, our shareholders, expect.


                                                               Very truly yours,

                                                         /s/ THOMAS E. STANBERRY

                                                             Thomas E. Stanberry
                                 Chairman, President and Chief Executive Officer

4


A CONTINUING TRADITION OF EXCELLENCE

     West Bank has been an integral part of Central Iowa's development since 1893 and has built a proud tradition of local excellence in the communities it serves. That tradition continues today even as West Bank aggressively expands the menu of financial services it offers and continues to grow geographically. Management never takes its eye off the expectations that have resulted from the tradition of excellence and continues to sharpen and refine the very attributes that have fueled the bank's consistent growth and profitability. As a result, West Bank is now widely considered the definitive source of innovative financial solutions by Iowa businesses and individuals alike. The stories of several of these organizations and their relationships with West Bank are found on the following pages. It is these stories, and hundreds of others just like them, that have earned West Bank its reputation for 110 years of innovative financial solutions.

                                     (PHOTO)

                     (STROUD, WINTERBOTTOM AND DEGEN PHOTO)

             Electrical Engineering & Equipment Company's president,
         Jeff Stroud (center), shows off his new headquarters warehouse facility to West Bank's president, Brad Winterbottom (left)
                and West Bank vice president, Ron Degen (right).

"THEY'RE REAL PEOPLE... VERY DOWN-TO-EARTH"

     Jeff Stroud's rise to the top at Electrical Engineering & Equipment Company has taken him through almost every job in the company. He started with the electrical distribution firm more than 30 years ago working in the warehouse. He later spent time at the city counter, inside sales, outside sales, sales management, and vice-president in charge of sales. In 1995, he became president of the company and in 1998 added the title of CEO. During his rise, the company, known by many simply as "3E," has grown to $60 million a year in sales and 190 employees. 3E currently ranks in the top 80 electrical distribution companies in the nation. Jeff credits his company's banking relationship with West Bank for part of their success. "They're an unusual bank, in that they make it surprisingly easy for us, even when it involves millions of dollars," he says. In 2001, 3E moved into a new 100,000 square-foot office/warehouse building. "West Bank was a big part of that move," explains Jeff. 3E has two facilities in Des Moines and branch locations in Waterloo, Burlington, and Davenport. "As we've grown, our comfort level with West Bank has gone straight up," says Jeff. "They can compete with the big guys, but they're not intimidating. They're real people... very down-to-earth."

"THEY MAKE EVERYTHING EASY AND FRIENDLY"

     Tim Taylor and Mike McCreedy understand the difference a strong banking relationship can make to a small business. McCreedy Taylor Construction specializes in building new residential homes in the Iowa City/Johnson County area. "A real trust has developed between our company and West Bank," says Tim Taylor. "I'm not just an account number in their computer. I'm Tim Taylor, they know me, and they make it easy for me to do business with them." In 1982, Tim, a framing contractor, and Mike McCreedy, a trim carpenter, joined forces to form McCreedy Taylor Construction. Their company uses West Bank for construction loans, checking accounts, safe deposit box services, etc.. "If your business needs money and you have a viable reason to borrow, West Bank is going to make it easy for you to get the money." Tim points to the friendly, personal attention he receives from the West Bank staff, particularly Lynn Rowat, Kelly Larson and Maggie Kiewiet. "We've developed a good rapport," he explains. "It all boils down to trust. They trust me and I trust them to do what's best for me. They make everything easy and friendly." What does he appreciate most about West Bank? "They have that down-home feeling and they always make you feel like part of the team. I like that."

                            (TAYLOR AND ROWAT PHOTO)

    Tim Taylor (left) of McCreedy Taylor Construction shares blueprints of a current project with West Bank's Iowa City market president, Lynn Rowat.

                       (DEEGAN, AUGUSTINE AND MEARS PHOTO)

       Dr. Jerry Deegan (left), president of Dowling Catholic High School, with VMF Capital's Jon Augustine (middle) and Don Mears (right).

"THEY HELP US BE GOOD STEWARDS"

     Dr. Jerry Deegan, president of Dowling Catholic High School in West Des Moines, answers to a higher authority. "Our mission is to help kids get to heaven," he says matter-of-factly, but adds that it involves building excellent partnerships with parents to offer students a great education so they can grow up to make a difference in the world. Each year, Dowling's 1,145 students account for more than 20,000 hours of local community service as part of their high school experience. Dr. Deegan wonders aloud how the community would be different without this commitment. "We want to create great citizens who will become great leaders. To do that, we have to be good stewards of our resources." Dowling's goal is at the core of the school's relationship with West Bank and VMF Capital, the company's investment advisory subsidiary. "We work with West Bank and VMF Capital to help us be good stewards," explains Dr. Deegan. Dr. Deegan describes Dowling as "a very unique community." There's a strong connection between students, parents, alumni, and contributors. "It's a constantly growing, changing, healthy community," says Dr. Deegan. "And everything we do is focused on our mission." He says VMF Capital and West Bank not only understand Dowling's mission, but they believe in it. "They're good listeners, good focusers, and good communicators. They're good team members."

6


"A GOOD CORPORATE NEIGHBOR AND FRIEND"

     When the community calls, West Bank answers. Just ask Gloria Gray, executive director of Children and Families of Iowa. Her organization works to improve the well-being of children and support the healthy development of families through safe, stable and nurturing environments. "West Bank has helped us carry out our mission," she says. "We need the caring support of the community and West Bank has been a good partner." Dave Milligan, West Bank chairman and CEO, is a member of the foundation's board of directors and West Bank vice president, Lou Anderson, is heavily involved in many of the organization's fund raising activities. Children and Families of Iowa also has a banking relationship with West Bank. "We like the concept of banking with a local bank," Gloria says. "They're just great, down-to-earth people we enjoy working with." She is convinced that West Bank truly believes in CFI's mission. "They understand what being our partner is all about and they work well with us. They obviously believe in giving back to the community and that makes them a good corporate neighbor and friend."

"WEST BANK'S VOLUNTEERS ARE AMAZING"

     West Bank's relationship with Valley Junction goes back 110 years to the day the bank first opened its doors in the small railroad community on the western edge of Des Moines. In 1938, Valley Junction became West Des Moines and today, West Bank continues to be an active participant in the development of one of Iowa's fastest growing cities, by supporting the Historic Valley Junction Foundation and its activities. Vicki Davis, executive director of the foundation, points to West Bank's financial support as well as its volunteer efforts for the annual Valley Arts Festival. "Kathy McNamara leads the volunteer efforts of several of her fellow West Bank co-workers," explains Vicki. "West Bank's volunteers are amazing, offering services that would never be expected and rarely requested." In 2003, West Bank expanded its support of the Historic Valley Junction Foundation's activities to include the Valley Junction Arts Market as well as the Valley Junction Arts Festival. "West Bank provides the stability needed to continue these festivals," says Vicki. "They're a true partner and their financial support, as well as their volunteer efforts, are very much appreciated and will ensure our continued success."

                 "THEY BELIEVE IN GIVING BACK TO THE COMMUNITY."

                                     (PHOTO)

                       (MILLIGAN, ANDERSON AND GRAY PHOTO)

    West Bank chairman & CEO, Dave Milligan (left), West Bank vice president, Lou Anderson, and Gloria Gray, executive director of Children & Families of
        Iowa, lend a helping hand to children being served by the agency.

                           (DAVIS AND MCNAMARA PHOTO)

     Vicki Davis (left), executive director of the Historic Valley Junction Foundation, works closely with West Bank's Kathy McNamara (right) and a host of other West Bank volunteers to make the foundation's events a success.

WEST BANCORPORATION
BOARD OF DIRECTORS

                          ORVILLE E. CROWLEY          1
                President, Linden Lane Farms

                         RAYMOND G. JOHNSTON          2
                               Vice Chairman

                            ROBERT G. PULVER          3
 President & CEO, All State Industries, Inc.

                             FRANK W. BERLIN          4
     President, Frank W. Berlin & Associates

                          MICHAEL A. COPPOLA          5
        President, Coppola Enterprises, Inc.

                                CONNIE WIMER          6
            Publisher, Business Publications

                           DAVID R. MILLIGAN          7
                    Executive Vice President

                              JACK G. WAHLIG          8
         President, Integrus Financial, L.C.

                           STEVEN G. CHAPMAN          9
             President & CEO, ITAGroup, Inc.

                         THOMAS E. STANBERRY          10
                  Chairman, President, & CEO

                             DAVID L. MILLER
                           Chairman Emeritus
                                Not Pictured

                                  (WEST BANCORPORATION BOARD OF DIRECTORS PHOTO)

WEST BANCORPORATION &
WEST BANK EXECUTIVE OFFICERS

                            SHAREN K. SURBER          1

                        BRAD L. WINTERBOTTOM          2

                         THOMAS E. STANBERRY          3

                           DAVID R. MILLIGAN          4

                          DOUGLAS R. GULLING          5

                            JOYCE A. CHAPMAN          6

                      (WEST BANCORPORATION & WEST BANK EXECUTIVE OFFICERS PHOTO)

8


                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS                             December 31, 2003 & 2002

         ASSETS                                                                2003               2002
                                                                          --------------     --------------
                 Cash and due from banks                                  $   27,786,795     $   23,022,298
                 Federal funds sold and other short-term investments          54,287,004        158,191,770
                                   CASH AND CASH EQUIVALENTS                  82,073,799        181,214,068

                 Securities available for sale                               178,308,941         70,862,435
                 Securities held to maturity                                  91,406,205        138,299,566
                 Federal Home Loan Bank stock, at cost                         5,197,600          3,129,700
                 Loans, net of allowance for loan losses                     593,379,820        483,959,328
                 Premises and equipment, net                                   3,683,020          1,394,649
                 Accrued interest receivable                                   5,878,880          5,204,203
                 Goodwill and other intangible assets                         16,900,487             47,730
                 Bank-owned life insurance                                    20,386,714                 --
                 Other assets                                                  3,396,145          2,004,384

                                                                          $1,000,611,611     $  886,116,063

         LIABILITIES AND STOCKHOLDERS' EQUITY

         LIABILITIES
                 Deposits:
                          Noninterest bearing demand                      $  172,070,832     $  145,208,492
                          Savings and interest bearing demand                403,060,980        338,775,544
                          Time, in excess of $100,000                         63,463,030         88,592,994
                          Other time                                          66,479,171         40,521,470
                                   TOTAL DEPOSITS                         $  705,074,013     $  613,098,500

                 Federal funds purchased and securities sold
                   under agreements to repurchase                             85,442,675        127,418,671
                 Other short-term borrowings                                   9,141,973          5,096,872
                 Accrued expenses and other liabilities                        2,032,291          3,077,858
                 Trust preferred securities                                   20,000,000                 --
                 Long-term borrowings                                         86,024,315         51,600,000
                                   TOTAL LIABILITIES                         907,715,267        800,291,901

         STOCKHOLDERS' EQUITY
                 Common stock, no par value; authorized
                   50,000,000 shares; shares issued and
                   outstanding:
                   2003 and 2002 16,060,271                                    3,000,000          3,000,000
                 Additional paid-in capital                                   32,000,000         32,000,000
                 Retained earnings                                            56,796,771         49,792,716
                 Accumulated other comprehensive income                        1,099,573          1,031,446
                                   TOTAL STOCKHOLDERS' EQUITY                 92,896,344         85,824,162

                                                                          $1,000,611,611     $  886,116,063

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME     Years Ended December 31, 2003, 2002 & 2001

                                                                                    2003             2002             2001
                                                                                ------------     ------------     ------------
         INTEREST INCOME:
                  Loans                                                         $ 32,633,401     $ 33,035,194     $ 39,322,663
                  Securities:
                    U.S. Treasury, government agencies and corporations            4,727,838        6,764,475        9,945,440
                    States and political subdivisions                              1,725,250        1,625,568        1,570,671
                    Other                                                          3,111,436        1,404,173          394,246
                  Federal funds sold and other short-term investments              1,263,190        1,810,348        3,381,198
                           TOTAL INTEREST INCOME                                  43,461,115       44,639,758       54,614,218
         INTEREST EXPENSE:
                  Demand and savings deposits                                      3,084,033        3,755,205        7,069,318
                  Time deposits                                                    2,665,970        5,084,437        9,007,791
                  Federal funds purchased and securities
                   sold under agreements to repurchase                             1,503,051        1,929,097        5,971,626
                  Other short-term borrowings                                          8,564           29,622           90,122
                  Trust preferred securities                                         649,280               --               --
                  Long-term borrowings                                             3,228,493        2,851,210        2,813,531
                           TOTAL INTEREST EXPENSE                                 11,139,391       13,649,571       24,952,388

                           NET INTEREST INCOME                                    32,321,724       30,990,187       29,661,830

         PROVISION FOR LOAN LOSSES                                                   850,000          910,000        1,062,500
                           NET INTEREST INCOME AFTER
                            PROVISION FOR LOAN LOSSES                             31,471,724       30,080,187       28,599,330
         NONINTEREST INCOME:
                  Service charges on deposit accounts                              4,811,335        4,527,170        4,463,921
                  Trust services                                                     507,000          569,634          531,495
                  Investment advisory fees                                           503,899               --               --
                  Increase in cash value of bank-owned life insurance                666,785               --               --
                  Proceeds from bank-owned life insurance                            821,254               --               --
                  Net realized gains from securities available for sale              299,562          115,939               --
                  Other income                                                     1,695,386        1,401,459        1,318,640
                           TOTAL NONINTEREST INCOME                                9,305,221        6,614,202        6,314,056
         NONINTEREST EXPENSES:
                  Salaries and employee benefits                                   7,700,608        6,408,438        5,981,699
                  Occupancy                                                        1,582,660        1,310,971        1,225,553
                  Data processing                                                  1,130,131        1,006,272          993,274
                  Charitable contributions                                         1,483,516          106,552          117,648
                  Other expenses                                                   2,797,331        2,388,294        2,161,733
                           TOTAL NONINTEREST EXPENSE                              14,694,246       11,220,527       10,479,907

                           INCOME BEFORE INCOME TAXES                             26,082,699       25,473,862       24,433,479

         INCOME TAXES                                                              8,800,071        9,098,059        8,697,039
                           NET INCOME                                           $ 17,282,628     $ 16,375,803     $ 15,736,440
         EARNINGS PER SHARE:
                  Basic                                                         $       1.08     $       1.02     $       0.98

10


                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY                  Years Ended December 31, 2003, 2002 & 2001

                                                                              2003              2002              2001
                                                                          ------------      ------------      ------------
         COMMON STOCK
                  Beginning of year balance                               $  3,000,000      $  3,000,000      $  3,000,000
                  End of year balance                                        3,000,000         3,000,000         3,000,000

         ADDITIONAL PAID-IN CAPITAL
                  Beginning of year balance                                 32,000,000        32,000,000        32,000,000
                  End of year balance                                       32,000,000        32,000,000        32,000,000

         RETAINED EARNINGS
                  Beginning of year balance                                 49,792,716        43,374,281        37,274,004
                  Net income                                                17,282,628        16,375,803        15,736,440
                  Dividends on common stock; per share
                   amounts 2003 $0.64, 2002 $0.62, 2001 $0.60              (10,278,573)       (9,957,368)       (9,636,163)
                  End of year balance                                       56,796,771        49,792,716        43,374,281

         ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
                  Beginning of year balance                                  1,031,446           637,980        (1,428,660)
                  Unrealized gain on securities, net of tax                     68,127           393,466         2,066,640
                  End of year balance                                        1,099,573         1,031,446           637,980

         TOTAL STOCKHOLDERS' EQUITY                                       $ 92,896,344      $ 85,824,162      $ 79,012,261

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME                  Years Ended December 31, 2003, 2002 & 2001

                                                                              2003             2002             2001
                                                                          ------------     ------------     ------------

         NET INCOME                                                       $ 17,282,628     $ 16,375,803     $ 15,736,440

         OTHER COMPREHENSIVE INCOME,
                  Unrealized gains on securities, net of tax                    68,127          393,466        2,066,640

         COMPREHENSIVE INCOME                                             $ 17,350,755     $ 16,769,269     $ 17,803,080

         FORM 10-K

         A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request to the Chief Financial Officer. The annual report will also be available on the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's investor relations web page at www.westbankiowa.com.

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES

STOCK INFORMATION

         West Bancorporation, Inc. common stock is traded on the Nasdaq National Market and quotations are furnished by the Nasdaq System. There were 337 common stockholders of record on December 31, 2003, and an estimated 600 additional beneficial holders whose stock was held in street name by brokerage houses.

         MARKET AND DIVIDEND INFORMATION

         2003                         HIGH           LOW        DIVIDENDS
         ----                       ---------     ---------     ---------
                 1st quarter        $   17.54     $   14.35     $    0.16
                 2nd quarter            19.61         15.77          0.16
                 3rd quarter            18.82         16.56          0.16
                 4th quarter            18.54         17.05          0.16

                                                                $    0.64
         2002
         ----

                 1st quarter        $   14.00     $   11.50     $    0.15
                 2nd quarter            18.00         13.15          0.15
                 3rd quarter            16.50         14.38          0.16
                 4th quarter            15.63         14.40          0.16

                                                                $    0.62

         The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

         NASDAQ SYMBOL: WTBA   WALL STREET JOURNAL AND OTHER NEWSPAPERS: WestBcp

       TRANSFER AGENT/DIVIDEND PAYING AGENT     MARKET MAKERS                  GENERAL COUNSEL               AUDITOR
       ------------------------------------     -------------                  ---------------               -------

       Illinois Stock Transfer Company          Citigroup Global Markets       Ahlers & Cooney P.C.          McGladrey & Pullen, LLP
       209 West Jackson Boulevard, Suite 903    Goldman, Sachs & Co.           100 Court Avenue              400 Locust Street
       Chicago, Illinois 60606-6905             Hill, Thompson, Magid & Co.    Suite 600                     Suite 640
       800-757-5755                             Howe Barnes Investments, Inc.  Des Moines, Iowa 50309        Des Moines, Iowa 50309
       www.illinoisstocktransfer.com            Keefe, Bruyette & Woods, Inc.
                                                Knight Equity Markets, L.P.
                                                Sandler O'Neill & Partners
                                                Schwab Capital Markets
                                                Wachovia Securities

INDEPENDENT AUDITOR'S REPORT

         The Board of Directors of West Bancorporation, Inc.:

         We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of West Bancorporation, Inc. and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows (not presented herein) for each of the three years in the period ended December 31, 2003 and in our report dated January 9, 2004, we expressed an unqualified opinion on those consolidated financial statements.

         In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

                                                     /s/ MCGLADREY & PULLEN, LLP

         Des Moines, Iowa
         January 9, 2004

WEST BANCORPORATION, INC. AND SUBSIDIARIES' BOARDS OF DIRECTORS

JON K. AUGUSTINE (3)                                   DAVID L. MILLER (1,2)
Managing Director, WB Capital Management Inc.          Chairman Emeritus, West Bancorporation, Inc.
                                                       Vice Chairman, West Bank
FRANK W. BERLIN (1,2,6,7)
President, Frank W. Berlin & Associates                DAVID R. MILLIGAN (1,2,3)
                                                       Chairman & CEO, West Bank
THOMAS A. CARLSTROM (2)                                Executive Vice President, West Bancorporation, Inc.
Neurosurgeon
                                                       GEORGE D. MILLIGAN (2)
JOYCE A. CHAPMAN (2,3)                                 President, The Graham Group
Executive Vice President, West Bank
Vice President & Treasurer, West Bancorporation, Inc.  THOMAS E. MYERS (3)
                                                       Executive Vice President & Managing Director,
STEVEN G. CHAPMAN (1,2,7)                              WB Capital Management Inc.
President & CEO, ITAGroup, Inc.
                                                       ROBERT G. PULVER (1,2,6,7)
CHRISTOPHER C. COOK (3)                                President & CEO, All State Industries, Inc.
Managing Director, WB Capital Management Inc.
                                                       KEVIN J. SMITH (3)
MICHAEL A. COPPOLA (1,2,5)                             Senior Vice President, West Bank
President, Coppola Enterprises, Inc.
                                                       THOMAS E. STANBERRY (1,2,3)
ORVILLE E. CROWLEY (1,4,6)                             Chairman, President, & CEO, West Bancorporation, Inc.
President, Linden Lane Farms                           Vice Chairman, West Bank
                                                       Chairman, WB Capital Management Inc.
SCOTT D. ELTJES (3)
Executive Vice President & Managing Director,          JACK G. WAHLIG (1,2,5)
WB Capital Management Inc.                             President, Integrus Financial, L.C.

KAREN J. GREEN (3)                                     CONNIE WIMER (1,2,5,6)
Managing Director, WB Capital Management Inc.          Publisher, Business Publications

DOUGLAS R. GULLING (3)                                 BRAD L. WINTERBOTTOM (2,3)
Chief Financial Officer, West Bancorporation, Inc.     President, West Bank
& West Bank; Treasurer, WB Capital Management Inc.
                                                       ----------
HARLAN D. HOCKENBERG (4)
Attorney, Sullivan & Ward, P.C.                        (1) Director of West Bancorporation, Inc.
                                                       (2) Director of West Bank
RAYMOND G. JOHNSTON (1)                                (3) Director of WB Capital Management Inc.
Vice Chairman, West Bancorporation, Inc.               (4) Director Emeritus of West Bank
                                                       (5) Audit Committee
PAUL R. KNAPP (4)                                      (6) Compensation Committee
Vice President, Knapp Properties, Inc.                 (7) Nominating & Corporate Governance Committee

WEST BANK OFFICERS

SHAREN K. SURBER                      JILL R. FERGUSON                 GEORGANN R. MEFFERD     JEFFERY C. WISECUP
Executive Vice President              Vice President                   Vice President &        Trust Officer
                                                                       Compliance Officer
LYNN E. ROWAT                         DALE L. HILTON                                           GEOFFREY J. GADE
Market President - Iowa City          Vice President                   MARC J. MEYER           First Vice President
                                                                       Vice President
RODNEY S. WEIKERT                     ALICE A. JENSEN                                          PAM K. KELLER
Senior Vice President - Real Estate   Vice President & Secretary,      ALLEN R. PETERSEN       First Vice President
                                      West Bank                        Vice President
                                      Secretary, West Bancorporation
                                      & WB Capital Management Inc.
LOUIS H. ANDERSON                                                                              JOHN F. MCKINNEY III
Vice President                        J. CRAIG KROUCH                  ROGER L. REED           First Vice President &
                                      Vice President                   Vice President          Assistant Counsel
MICHELE A. BELDEN
Vice President                        KEITH A. KURTH                   JOHN J. STONE           KENT C. MERICLE
                                      Vice President                   Vice President          First Vice President
RUSSELL W. BREAZEALE
Vice President                        CATHERINE L. MACKAY              KAY A. TRAGER           JOHN A. POLEY
                                      Vice President - Marketing       Vice President          First Vice President
RONALD H. DEGEN
Vice President                        DANIEL L. MCNACE                 MARIE I. ROBERTS        HAN WU
                                      Vice President                   Controller              First Vice President

WEST BANK LOCATIONS

DES MOINES MARKET

Main Bank
1601 22nd o West Des Moines

Grand
125 Grand Ave o West Des Moines

Urbandale
3255 99th St o Urbandale

North
3839 Merle Hay Rd o Des Moines

City Center
809 6th Ave o Des Moines

Skywalk
501 Locust #214 o Des Moines

East
2742 Hubbell o Des Moines

South
SW 9th & Watrous o Des Moines

IOWA CITY MARKET

Downtown
229 S. Dubuque Street o Iowa City

East
1910 Lower Muscatine Road o Iowa City

CUSTOMER SERVICE

Des Moines: 515.222.2360
Iowa City: 319.351.4121
24 Hour Telephone Banking:
515.222.0314 / toll free 1.866.815.7858

                                   VMF CAPITAL

1370 NW 114th St                             118 Third Ave SE
Suite 202                                    Suite 700
Clive, IA 50325                              Cedar Rapids, IA 52401

Phone: 1.800.343.7084

                               WEST BANCORPORATION

1601 22nd Street
Suite 209
West Des Moines, IA 50266

Phone: 515.222.2300

                              www.westbankiowa.com

Member FDIC                                          (EQUAL HOUSING LENDER LOGO)

         We want you to know: Investment products provided by VMF Capital

            ARE NOT                 MAY LOSE           ARE NOT BANK
         FDIC INSURED                VALUE              GUARANTEED

Accounts offered through VMF Capital, a non-bank affiliate of West
Bancorporation.